January 27, 2021

TO:	BRITISH COLUMBIA SECURITIES COMMISSION

AND TO:	ALBERTA SECURITIES COMMISSION
FINANCIAL AND CONSUMER AFFAIRS AUTHORITY OF SASKATCHEWAN
MANITOBA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
QUÉBEC AUTORITÉ DES MARCHES FINANCIERS
FINANCIAL AND CONSUMER SERVICES COMMISSION (NEW BRUNSWICK)
NOVA SCOTIA SECURITIES COMMISSION
OFFICE OF THE SUPERINTENDENT OF SECURITIES (PRINCE EDWARD ISLAND)
OFFICE OF THE SUPERINTENDENT OF SECURITIES (NEWFOUNDLAND AND LABRADOR)
OFFICE OF THE YUKON SUPERINTENDENT OF SECURITIES
OFFICE OF THE SUPERINTENDENT OF SECURITIES (NORTHWEST TERRITORIES)
OFFICE OF THE SUPERINTENDENT OF SECURITIES (NUNAVUT)

AND TO:	HIVE BLOCKCHAIN TECHNOLOGIES LTD. (THE "CORPORATION")

RE:	FINAL SHORT FORM BASE SHELF PROSPECTUS DATED JANUARY 27, 2021 (THE “PROSPECTUS”) OF THE CORPORATION

We refer you to the Prospectus, which is being filed by the Corporation with the securities regulatory authorities in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Yukon, the Northwest Territories and Nunavut.

We consent to being named in the Prospectus on page 29 under the headings “Legal Matters”.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are within our knowledge as a result of the services performed by us in connection with the Prospectus.

Yours very truly,

PETERSON McVICAR LLP

/s/ Peter Georgas

Per:

Peter Georgas